10
3/21

06004861

AB 3/17/06

SECURI... ...SSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH, D.C.
213

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 30141 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RushTrade Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13355 Noel Road, Suite 300
(No. and Street)

Dallas (City) TX (State) 75240 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randy Rutledge 972.450.6000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBA Group, LLP
(Name – *if individual, state last, first, middle name*)

14241 Dallas Parkway, Suite 200 (Address) Dallas (City) TX (State) 75254 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 27 2006
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

4/26/06

# OATH OR AFFIRMATION

I, Thomas Scott Brooks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RushTrade Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

MARY LEONA CLEMMONS
MY COMMISSION EXPIRES
June 12, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# REPORT PURSUANT TO RULE 17a-5(d) OF THE SECURITIES AND EXCHANGE COMMISSION

## RUSHTRADE SECURITIES, INC.
## December 31, 2005

KBA™ GROUP | LLP
Certified
Public
Accountants

**RUSHTRADE SECURITIES, INC.**
INDEX TO FINANCIAL STATEMENTS

KBA™ GROUP | LLP

Certified Public Accountants

## Report of Independent Certified Public Accountants

To the Board of Directors
of RushTrade Securities, Inc.

We have audited the accompanying statement of financial condition of RushTrade Securities, Inc. (the "Company") as of December 31, 2005 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RushTrade Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements and schedules have been prepared assuming the Company will continue as a going concern. The Company's ability to continue as a going concern is dependent on the support of its Parent. The Company's Parent incurred a net loss of approximately $3,000,000 (unaudited) in 2005, and at December 31, 2005 the Parent's current liabilities exceeded its current assets by approximately $1,930,000 (unaudited). The Parent has been unable to generate positive cash flow from its operations and will have to raise debt or equity capital to meet its operational needs. There is no assurance that such capital will be available. These matters as described in Note B, could adversely affect the Company's ability to continue as a going concern because the Company is dependent on the Parent for essentially all general and administrative services. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis, and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBA Group LLP

**KBA GROUP LLP**
Dallas, Texas
February 17, 2006

14241 Dallas Parkway, Suite 200
Dallas, Texas 75254
Phone 972.702.8262
Fax 972.702.0673
www.kbagroupllp.com

**RUSHTRADE SECURITIES, INC.**

STATEMENT OF FINANCIAL CONDITION
December 31, 2005

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 22,087 |
| Deposits with clearing broker and exchanges | | 67,467 |
| Commissions receivable | | 48,261 |
| Accrued user fee receivable | | 11,093 |
| Advances to employees | | 21,750 |
| Property and equipment, net of accumulated depreciation of $1,443 | | 7,588 |
| Other assets | | 15,945 |
| Total assets | $ | 194,191 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| Accounts payable | $ | 82,593 |
| Due to Parent | | 5,053 |
| Commitments and contingencies | | - |
| Stockholder's equity | | |
| Common stock - $0.01 par; 100,000 shares authorized; 14,808 shares issued and outstanding | | 148 |
| Additional paid-in capital | | 2,949,632 |
| Accumulated deficit | | (2,843,235) |
| Total stockholder's equity | | 106,545 |
| Total liabilities and stockholder's equity | $ | 194,191 |

*The accompanying notes are an integral part of this financial statement.*

**RUSHTRADE SECURITIES, INC.**

STATEMENT OF OPERATIONS
Year ended December 31, 2005

| | |
|---|---|
| REVENUES | |
| Commissions | $ 1,786,489 |
| Other brokerage related revenue | 337,029 |
| User fees | 131,935 |
| Interest income | 13,236 |
| | 2,268,689 |
| EXPENSES | |
| Employee compensation and benefits | 515,090 |
| Commission, exchange and clearing fees | 822,354 |
| Communication and data processing | 341,661 |
| Office expense | 160,650 |
| Advertising and marketing | 294,720 |
| Other | 114,601 |
| | 2,249,076 |
| NET INCOME | $ 19,613 |

*The accompanying notes are an integral part of this financial statement.*

## RUSHTRADE SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended December 31, 2005

| | Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balance at December 31, 2004 | 14,808 | $ 148 | $ 2,919,632 | $(2,862,848) | $ 56,932 |
| Contribution from Parent | - | - | 30,000 | - | 30,000 |
| Net income | - | - | - | 19,613 | 19,613 |
| Balance at December 31, 2005 | 14,808 | $ 148 | $ 2,949,632 | $(2,843,235) | $ 106,545 |

*The accompanying notes are an integral part of this financial statement.*

**RUSHTRADE SECURITIES, INC.**

STATEMENT OF CASH FLOWS
Year ended December 31, 2005

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net income | $ 19,613 |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| Depreciation | 1,443 |
| Change in operating assets and liabilities: | |
| Increase in deposits with clearing brokers and exchanges | (30,328) |
| Increase in accrued users fee receivable | (254) |
| Increase in commissions receivable | (12,788) |
| Increase in advances to employees | (21,750) |
| Increase in other assets | (1,010) |
| Increase in accounts payable | 30,383 |
| Net cash used in operating activities | (14,691) |
| CASH FLOWS FROM INVESTING ACTIVITIES | |
| Purchase of property and equipment | (728) |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Decrease in advances from parent | (100,157) |
| Contribution from Parent | 30,000 |
| | (70,157) |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | (85,576) |
| CASH AND CASH EQUIVALENTS BEGINNING OF YEAR | 107,663 |
| CASH AND CASH EQUIVALENTS END OF YEAR | $ 22,087 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION | |
| Cash paid for: | |
| Income taxes | $ - |
| Interest | $ - |

*The accompanying notes are an integral part of this financial statement.*

## RUSHTRADE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005

### NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

RushTrade Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer. The Company is a wholly owned subsidiary of Rush Financial Technologies, Inc. ("Parent").

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Commissions

Commission revenues and related expenses are recorded on a trade date basis as security transactions occur.

Other Brokerage Related Revenue

Other brokerage related revenue consists of fees and rebates when orders are routed through exchanges and ECNs and are recorded on a trade date basis as security transactions occur.

User Fees

User fees are charges for the use of the Company's software execution platform. Revenues from user fees are recognized on a monthly basis as services are provided to account holders.

Interest Income

Interest income consists primarily of the Company's portion of the income generated by charges to customers on margin balances and customer cash held and invested by the Company's clearing firm, offset by interest paid to customers on their credit balances. Interest is recorded at calendar month end on settled balances.

Commissions and Accrued User Fee Receivable

Commissions and accrued user fee receivables are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the receivable. At December 31, 2005 management believes that all commissions and accrued user fee receivables are fully collectible, therefore, no allowance for doubtful accounts has been provided.

## NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates. Significant estimates include an allocation of operating expenses to the Company from the Parent as discussed in Note E.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days. Cash and cash equivalents are at risk to the extent they exceed Federal Deposit Insurance Corporation insured amounts. To minimize this risk, the Company places its cash and cash equivalents with high credit quality financial institutions.

Property and Equipment

Property and equipment, which consist mostly of computer software, is recorded at cost. Depreciation is provided on the straight-line method over the estimated useful life of the asset. All of the Company's assets have an estimated useful life of three years. Expenditures for maintenance and repairs are charged against income as incurred, and betterments are capitalized.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amount and the tax basis of existing assets and liabilities. The Company is included in the consolidated Federal income tax return filed by its Parent. For financial statement reporting purposes, income tax amounts are calculated as if the Company filed a separate return.

Advertising Costs

Advertising and marketing costs are expensed as incurred. Advertising and marketing expense totaled $294,720 for the year ended December 31, 2005.

## NOTE B – GOING CONCERN UNCERTAINTY

The accompanying financial statements and schedules have been prepared assuming the Company will continue as a going concern. The Company's ability to continue as a going concern is dependent on the support of its Parent. The Company's Parent incurred a net loss of approximately $3,000,000 (unaudited) in 2005, and at December 31, 2005 the Parent's current liabilities exceeded its current assets by approximately $1,930,000 (unaudited). The Parent has been unable to generate positive cash flow from its operations and will have to raise debt or equity capital to meet its operational needs. There is no assurance that such capital will be available. These matters raise substantial doubt about the Company's ability to continue as a going concern because the Company is dependent on the Parent for essentially all general and administrative services. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

## NOTE C – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Company had net capital of $73,480 and net capital requirements of $5,843. The Company's ratio of aggregate indebtedness to net capital was 1.19:1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

## NOTE D – INCOME TAXES

At December 31, 2005, the Company's deferred tax asset was $86. However, the deferred tax asset is fully reserved with a valuation allowance due to the uncertainty of the Company's ability to generate sufficient future earnings to realize this deferred tax asset. The valuation allowance decreased by $7,703 during the year ended December 31, 2005.

## NOTE E – RELATED PARTY TRANSACTIONS

During 2002, the Company entered into a service agreement with its Parent in which the Parent would provide essentially all general and administrative services to the Company. The total administrative fees under this agreement were $1,280,000 for 2005. In the accompanying statement of operations, the administrative fee is broken into the various expense categories. At December 31, 2005, the Company had a balance of $5,530 due to its Parent primarily as a result of this service agreement. The relationship and service agreement between the Company and its Parent could significantly affect the statements of financial condition, operations and cash flows as presented due to the significant judgment required in allocating operating expenses to the Company from the Parent.

## NOTE F – CONCENTRATION RISK

The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

All transactions are cleared through one broker. Amounts due from this broker are generally not collateralized. The Company regularly monitors its exposure to credit risk from this arrangement.

## NOTE G – OFF BALANCE SHEET RISK

In the ordinary course of business, there are certain contingencies which are not reflected in the financial statements. These activities may expose the Company to off-balance-sheet credit risk in the event the customers are unable to fulfill their contractual obligations.

Many of the Company's customer accounts are margin accounts. In margin transactions, the Company may be obligated for credit extended to its customers by its clearing broker that are collateralized by cash and securities in the customers' accounts with the clearing broker. In connection with securities activities, the Company also executes customer transactions involving the sale of securities not yet purchased ("short sales"), all of which are transacted on a margin basis subject to federal, self-regulatory organization and individual exchange regulations and the Company and its clearing broker's internal policies. In all cases, such transactions may expose the Company to significant off-balance-sheet credit risk in the event customer collateral is not sufficient to fully cover losses that customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain collateral in their margin accounts in compliance with various regulatory requirements, internal requirements, and the requirements of the Company's clearing broker. The Company and its clearing broker monitors required margin levels on an intra-day basis and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions when necessary. At December 31, 2005, management of the Company had not been notified by the clearing broker, nor were they otherwise aware, of any potential losses relating to this indemnification.

The Company provides guarantees to its clearing organization and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearing organization and exchanges, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the possibility of the Company being required to make payments under these arrangements is remote. Accordingly, no liability has been recorded for these potential events.

## NOTE H – CONTINGENCIES

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Management believes that any liability that may ultimately result from the resolutions of these matters will not have a material adverse effect on the financial condition or results of operations of the Company. However, any adverse decision in these claims, or costs of defending or settling such claims, could have a material adverse effect on the Company's business.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5
of the Securities Exchange Act of 1934
As of
December 31, 2005

Schedule I

**RUSHTRADE SECURITIES, INC.**

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2005

| | |
|---|---|
| **NET CAPITAL** | |
| Total stockholder's equity | $ 106,545 |
| Non-allowable assets | 31,481 |
| Haircuts on securities | 1,584 |
| Net capital | $ 73,480 |
| **AGGREGATE INDEBTEDNESS** | |
| Total liabilities | $ 87,646 |
| Net capital requirement (greater of 6-2/3% of total aggregate indebtedness or $5,000) | $ 5,843 |
| Net capital in excess of required minimum | $ 67,637 |
| Excess net capital at 1000% | $ 64,715 |
| Ratio: Aggregate indebtedness to net capital | 1.19:1 |

No material differences exist between the computations reported above and the computations reported in the Company's unaudited FOCUS report for the quarter ended December 31, 2005.

Schedule II

**RUSHTRADE SECURITIES, INC.**

COMPUTATION OF DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2005

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii). The Company clears all customer transactions through Penson Financial Services, Inc. on a fully disclosed basis.

# REPORT ON INTERNAL CONTROL

Required by SEC Rule 17a-5
December 31, 2005

KBA™ GROUP | LLP
Certified
Public
Accountants

KBA™ GROUP | LLP
Certified Public Accountants

# REPORT ON INTERNAL CONTROL

To the Board of Directors
of RushTrade Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of RushTrade Securities, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by Rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.



14241 Dallas Parkway, Suite 200
Dallas, Texas 75254
Phone 972.702.8262
Fax 972.702.0673
www.kbagroupllp.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control objectives for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

KBA Group LLP

**KBA GROUP LLP**
Dallas, Texas
February 17, 2006